John Deere Receivables LLC
P.O. Box 5328
Madison, Wisconsin 53705

July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Komul Chaudhry

Re:	John Deere Receivables LLC (the “Registrant”)
Registration Statement on Form SF-3 filed June 4, 2025
File No. 333-287776

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) to 4:00 p.m., Eastern time, on August 1, 2025, or as soon as possible thereafter.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectiveness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN DEERE RECEIVABLES LLC

By:	/s/ Stephen T. Hamborg
Name:	Stephen T. Hamborg
Title:	President and Treasurer

cc:	Edward R. Berk, John Deere Receivables LLC
Tracey Pustelnik, John Deere Receivables LLC
David Kobray, Kirkland & Ellis LLP